

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

October 20, 2009

Mr. Li Kin Shing
President and Chief Executive Officer
China Elite Information Co., Ltd.
c/o DeHeng Chen, LLC
225 Broadway, Suite 1910
New York, New York 10007

>   **RE: China Elite Information Co., Ltd.**
>   **Form 10-KSB for Fiscal Year Ended November 30, 2008**
>   **Filed March 13, 2009**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30,**
>   **2008**
>   **Filed October 13, 2009**
>   **File No. 0-25591**

Dear Mr. Li Kin Shing:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

>   Sincerely,

>   William Thompson
>   Branch Chief